Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 25, 2009

3.	News Release
August 25, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. (“Cardiome” or the “Company”) announced that its Board of Directors authorized management to proceed with a tender offer to purchase for cancellation up to 6,470,588 of its common shares for an aggregate purchase price of up to US$27.5 million. The offer will be conducted as a modified “Dutch auction”, which will enable shareholders to select a price between US$4.25 per share and US$5.10 per share at which they are willing to tender their common shares to the offer. The purchase price will be the lowest price per share between US$4.25 and US$5.10 that enables Cardiome to purchase US$27.5 million of common shares. All common shares purchased under the offer will be purchased at the same price.  Cardiome’s directors and officers will not tender any of their common shares to the offer. An Offer to Purchase and Issuer Bid Circular containing all of the terms of the offer was mailed to shareholders on September 1, 2009. Unless extended or withdrawn, the offer will expire at 5:00 p.m. (Eastern time) on October 6, 2009.

5.	Full Description of Material Change
  See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
  Not Applicable.

7.	Omitted Information
  Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
September 2, 2009

Per:	“Curtis Sikorksy”
Curtis Sikorksy, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES TENDER OFFER
TO PURCHASE UP TO US$27.5 MILLION OF ITS COMMON SHARES

Vancouver, Canada, August 25, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) (“Cardiome” or the “Company”) announced today that its Board of Directors has authorized management to proceed with a tender offer to purchase for cancellation up to 6,470,588 of its common shares for an aggregate purchase price of up to US$27.5 million. The offer will be conducted as a modified “Dutch auction”, which will enable shareholders to select a price between US$4.25 per share and US$5.10 per share at which they are willing to tender their common shares to the offer. The purchase price will be the lowest price per share between US$4.25 and US$5.10 that enables Cardiome to purchase US$27.5 million of common shares. All common shares purchased under the offer will be purchased at the same price.  Cardiome’s directors and officers will not tender any of their common shares to the offer.

“The share buyback reflects our continuing commitment to returning value to shareholders and is an attractive use of capital given the recent trading price range of our common shares,” said Doug Janzen, Chief Executive Officer and President of Cardiome. “We believe that the offer strikes the right balance between returning value to shareholders and retaining sufficient cash to pursue our current initiatives.”

Oppenheimer & Co. and Canaccord Capital Corporation (the “Dealer Managers”) will serve as dealer managers for the tender offer in the United States and Canada, respectively, and Computershare Investor Services, Inc. (the “Depository”) will act as depository.

Details of the Tender Offer
An offer to purchase and issuer bid circular (the “Offer to Purchase and Circular”) containing full details of the tender offer and the procedures for tendering is expected to be mailed to shareholders on or about August 31, 2009. The offer will expire at 5:00 pm (Eastern Time) on or about October 5, 2009, unless extended or withdrawn. The offer is not conditional upon a minimum number of common shares being tendered to the offer, but it is subject to certain other conditions that are specified in the Offer to Purchase and Circular.

As noted above, the modified “Dutch auction” procedures permit shareholders to select a price between US$4.25 per share and US$5.10 per share at which they are willing to sell their common shares to the Company. The purchase price, which will be the lowest price per share between US$4.25 and US$5.10 that enables Cardiome to purchase US$27.5 million of common shares, will be calculated immediately after the offer expires. All common shares purchased under the offer will be purchased at the same price, even if they were tendered at a price per share which is less than the purchase price. The Company will not purchase any common shares that are tendered to the offer at a price per share which is greater than the purchase price. If the number of common shares tendered to the offer at or below the purchase Price would result in an aggregate purchase price of more than US$27.5 million, the common shares tendered to the offer will be subject to pro-ration as described in the Offer to Purchase and Circular.

If the offer is fully subscribed at a purchase price of US$4.25 per share, Cardiome will purchase 6,470,588 common shares under the offer (representing approximately 10.1% of the issued and outstanding common shares as of the date hereof). If the offer is fully subscribed at a purchase price of US$5.10 per share, Cardiome will purchase 5,392,157 common shares under the offer (representing approximately 8.4% of the issued and outstanding common shares as of the date hereof).

Neither Cardiome nor any of its directors or officers, and neither of the Dealer Managers nor the Depository, makes any recommendation to any shareholder as to whether to tender or refrain from tendering common shares to the offer. Shareholders must make their own decision as to whether to tender common shares to the offer and, if so, how many common shares to tender to the offer. Shareholders are strongly encouraged to read the Offer to Purchase and Circular and to seek advice from their financial and tax advisors prior to making any decision with respect to the offer.

Press release is for informational purposes only

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Cardiome’s common shares. The solicitation and the offer to buy Cardiome’s common shares will be made only pursuant to the separate Offer to Purchase and Circular, and related documents. Cardiome will file the Offer to Purchase and Circular and related documents with the Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Circular, the related letter of transmittal and other related documents prior to making any decision with respect to the tender offer because they contain important information, including the various terms and conditions of the offer.  The Offer to Purchase and Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Cardiome’s common shares.

The Tender Offer Statement (including the Offer to Purchase and Circular, the related letter of transmittal and all other offer documents filed by Cardiome with the SEC) will be available without charge at the SEC website at www.sec.gov or by calling the Corporate Secretary of Cardiome at (604) 676-6993. The Offer to Purchase and Circular, the related letter of transmittal and all other offer documents that are required to be filed in Canada will also be available without charge at www.sedar.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we, together with our collaborative partners, may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.